

April 9, 2010

Mr. Gordon M. Stetz, Jr.
Executive Vice President & Chief Financial Officer
McCormick & Company, Incorporated
18 Loveton Cirlce
Sparks, MD 21152

> **Re:** **McCormick & Company, Incorporated**
> **Form 10-K for the Fiscal Year Ended November 30, 2009**
> **Filed January 28, 2010**
> **Response Letter Dated March 26, 2010**
> **File No. 1-14920**

Dear Mr. Stetz:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended November 30, 2009

Definitive Proxy Statement filed on February 16, 2010

Compensation Discussion and Analysis, page 18

1.   We note your response to prior comment 4. As indicated in your response, please provide more detail concerning the degree of difficulty associated with achieving business unit operating income targets. Please include a discussion of the factors that the compensation committee considered in determining the degree of difficulty associated with achieving the undisclosed target levels.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723, or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696, or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief